May 5, 2005

By Facsimile and U.S. Mail

Joseph A. Coco
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Jonathan L. Friedman
Jonathan Ko
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071

Re:	National Property Investors III, Fox Strategic Housing
	Income Properties
      Century Properties Fund XIV, XV, XIX, and XXII, Davidson
	Income Real Estate LP, and Davidson Growth Plus LP
      Amended Schedule TO-T/13E-3s
      Filed April 27, 2005 by AIMCO Properties LP, et al.

Dear Messrs. Coco, Friedman and Ko:

	We have the following comments on the above-referenced filings. Please note that the page numbers indicated below correspond to the disclosure in the Offer to Purchase units of National Property Investors III, except as otherwise noted. Please make corresponding changes, where applicable, to each of the above-referenced filings in response to these comments.

1. We note your response to comment 2. Rule 14d-4(d)(1) and Rule 13e-3(f)(1)(iii) require you to promptly disseminate notice of any material changes to your offers to security holders. Please provide us with your analysis of your compliance with these Rules. We note that you have amended the Schedules and, in some cases, you have issued press releases with respect to changes; however, it does not appear that you have mailed revised information.

2. We note that the Court of Appeals vacated the trial court`s approval of the Nuanes and Heller litigation settlement. Please further explain, on a supplemental basis, the significance of this ruling and status of those cases and the settlement fund, with a view toward clarified disclosure. We note that several of your prior offers were conducted pursuant to the agreements of settlement.

3. We note that you will file the appraisals obtained in connection with refinancing properties held in the CPF XIX and DIRE tender offers. Also revise your Item 1014 analysis in light of this information.
In addition, tell us whether the appraisals were completed at the time of any prior offers you conducted for units of these partnerships. If so, provide us your analysis of AIMCO`s compliance with the disclosure requirements of Items 1014 and 1015 of Regulation M-A in connection with its Schedule 13E-3 filings.

4. We reissue comment 10. We note the increased offer prices in the competed offers. It appears the filing persons should revise their Schedule 13E3, and in particular the analysis required by Item 1014 to reflect the competing offers. See Instruction 2(i) to Item 1014(b). In addition, tell us when AIMCO learned of the mini-tender offers discussed in your supplemental response and how AIMCO became aware of the mini-tender offers. Clarify AIMCO`s compliance with the disclosure requirements of Item 1014(b) of Regulation M-A, and in particular, Instruction 2(i) to Item 1014(b) with respect to the mini tender offers.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions